UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL FINANCE CORPORATION

In respect of its

Issue of U U.S.$2,000,000,000 3.875 per cent. Notes due July 2, 2030 under its

Global Medium-Term Note Program

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: June 30, 2025

The following information regarding an issue of Issue of U.S.$2,000,000,000 3.875 per cent. Notes due July 2, 2030_(the “Notes”) by International Finance Corporation (the “Corporation”) under its Global Medium-Term Note Program is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the Notes, the relevant issuing documentation is the Information Statement dated October 3, 2024 (the “Information Statement”), the Prospectus dated October 3, 2023 (the “Prospectus”), the Final Terms dated June 25, 2025 (the “Final Terms”), and the Terms Agreement dated June 25, 2025 (the “Terms Agreement”), each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation.

Item 1.Description of Obligations

See, generally, Final Terms.

(a)	Title and Date. U.S.$ 2,000,000,000 3.875 per cent. Notes due July 2, 2030

The Notes will be issued in registered form represented by a registered global certificate deposited with a custodian for DTC. Citibank is the Global Agent for Notes held through DTC. Citibank has direct custodial and depositary linkages with, and will act as custodian for Global Certificates held by DTC. See Prospectus.

(b)

Interest Rate/Interest Payment Date. 3.875 per cent. per annum payable semi-annually in arrears on January 2 and July 2 of each year beginning January 2, 2026and ending on the [Maturity Date]. See, Final Terms, Item 15.

(c)	Maturity Date. July 2, 2030.

(d)	Redemption Provisions/Amortization Provisions. The Notes are not redeemable prior to maturity. See Prospectus, Terms and Conditions of the Notes, Condition 5.

(e)	Kind and Priority of Liens. Not applicable.

(f)

Priority of Obligations. The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank pari passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. See Prospectus, Terms and Conditions of the Notes, Condition 3.

(g)	Amendment of Terms.

The Corporation shall only permit any modification of, or any waiver or authorization of any breach or proposed breach of or any failure to comply with, the Program Agreement or the Terms and Conditions of the Notes, as modified, supplemented and amended by the Final Terms, if to do so could not reasonably be expected to be materially prejudicial to the interests of the Noteholders. See Prospectus at p. 37.

(h)	Other Material Provisions. Not applicable.

(i)	Fiscal/Paying Agent. The Global Agent is Citibank, N.A., London Branch, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England.

Item 2. Distribution of Obligations

(a)	Plan of Distribution. See, generally, Prospectus, cover page, pp. 45-47, the Program Agreement, and the Terms Agreement.

The Dealer, party to the Terms Agreement, has agreed to purchase the Notes at an aggregate purchase price of 99.568 per cent. less a combined management and underwriting fee and selling concession of 0.125 per cent. per cent. of the aggregate nominal amount of the Notes. See p. 1 of the Terms Agreement.

(b)	Stabilization Provisions. Not applicable.

(c)	Responsibility of Each Underwriter/Withholding of Commissions. See generally Program Agreement and Terms Agreement.

Item 3. Distribution Spread. See Final Terms, “Distribution”.

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers. See Item 2(a) above.

Item 5. Other Expenses of Distribution Not applicable.

Item 6. Application of Proceeds.

The net proceeds will be used for general operations of the Corporation in accordance with its Articles of Agreement.

Item 7. Exhibits

A.	Information Statement (dated October 3, 2024);[1]

B.	Prospectus (October 4, 2023);[2]

C.	Final Terms (June 25, 2025); and

D.	Terms Agreement (June 25, 2025).

[1]	Incorporated by reference from filing pursuant to Rule 2(a)(3) of Regulation IFC dated October 3, 2024
[2]	Filed on October 18, 2023.

Exhibit C

EXECUTION VERSION

UK MiFIR product governance / Retail investors, professional investors and ECPs target market

The Corporation does not fall under the scope of application of the UK MiFIR package. Consequently, the Corporation does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of UK MiFIR.

Solely for the purposes of the UK manufacturers’ product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is retail clients and eligible counterparties (as defined in the United Kingdom Financial Conduct Authority (the “FCA”) Handbook Conduct of Business Sourcebook (“COBS”)) and professional clients (as defined in UK MiFIR); and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the UK manufacturers’ target market assessment; however, each distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the UK manufacturers’ target market assessment) and determining appropriate distribution channels.

For the purposes of this provision, the expression “UK manufacturers” means each of Citigroup Global Markets Limited, J.P. Morgan Securities plc, Merrill Lynch International, and The Toronto-Dominion Bank and the expression “UK MiFIR” means Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Final Terms dated June 25, 2025

International Finance Corporation

Issue of

U.S.$2,000,000,000 3.875 per cent. Notes due July 2, 2030

under its

Global Medium-Term Note Program

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated October 3, 2023. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Prospectus. Full information on International Finance Corporation (the “Corporation”) and the offer of the Notes is only available on the basis of the combination of this Final Terms and the Prospectus. The Prospectus may be obtained (without charge) from the office of the Corporation at 2121 Pennsylvania Avenue, N.W., Washington D.C. 20433, U.S.A. and is available for viewing at the website of the Corporation (www.ifc.org) and copies may be obtained from the website of the London Stock Exchange (www.londonstockexchange.com) and Luxembourg Stock Exchange (www.bourse.lu).

THE NOTES ARE NOT OBLIGATIONS OF ANY OTHER WORLD BANK GROUP ENTITY, INCLUDING THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT AND THE INTERNATIONAL DEVELOPMENT ASSOCIATION, OR OF ANY GOVERNMENT.

1. Issuer:	International Finance Corporation

2. (i) Series Number:	2754

(ii) Tranche Number:	1

3. Specified Currency or Currencies:	United States Dollars (U.S.$)

4. Aggregate Nominal Amount:

(i) Series:	U.S.$2,000,000,000

(ii) Tranche:	U.S.$2,000,000,000

5. Issue Price:	99.568 per cent. of the Aggregate Nominal Amount

6. (i) Specified Denominations:	U.S.$10,000 and integral multiples thereof

(ii) Calculation Amount:	U.S.$10,000

7. Issue Date:	June 30, 2025

8. Maturity Date:	July 2, 2030

9. Interest Basis:	3.875 per cent. Fixed Rate (further particulars specified below)

10. Redemption/Payment Basis:	Redemption at par

11. Change of Interest or Redemption/Payment Basis:	Not Applicable

12. Put/Call Options:	Not Applicable

13. Status of the Notes:	Senior

14. Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15. Fixed Rate Note Provisions:	Applicable

(i) Rate of Interest:	3.875 per cent. per annum payable semi-annually in arrear

(ii) Interest Payment Date(s):	January 2 and July 2 in each year, commencing with a long first coupon from June 30, 2025 to January 2, 2026, up to and including the Maturity Date, subject to adjustment for payment purposes only in accordance with the Modified Following Business Day Convention.

(iii) Fixed Coupon Amount:	U.S.$193.75 per Calculation Amount

(iv) Broken Amount:	U.S.$195.90 per Calculation Amount

(v) Day Count Fraction:	30/360 (unadjusted)

(vi) Determination Dates:	Not Applicable

(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable

16. Floating Rate Note Provisions:	Not Applicable

17. Zero Coupon Note Provisions:	Not Applicable

18. Index Linked Interest Note/other variable-linked interest Note Provisions:	Not Applicable

19. Dual Currency Note Provisions:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20. Call Option I:	Not Applicable

21. Automatic Early Redemption:	Not Applicable

22. Put Option:	Not Applicable

23. Final Redemption Amount of each Note:	U.S.$10,000 per Calculation Amount

24. Capital at Risk Notes:	No

25.  Early Redemption Amount: Early Redemption Amount(s) of each Note payable on redemption on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):

U.S.$10,000 per Calculation Amount

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26. Form of Notes:	Registered Notes:

DTC Global Registered Certificate available on Issue Date

27. New Global Note (NGN):	No

28. Global Certificate held under the new safekeeping structure (NSS):	Not Applicable

29. Financial Centre(s) or other special provisions relating to payment dates:	New York

30. Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

31. Details relating to Partly Paid Notes:	Not Applicable

32. Details relating to installment Notes: amount of each installment, date on which each payment is to be made:	Not Applicable

33. Redenomination, renominalization and reconventioning provisions:	Not Applicable

34. Consolidation provisions:	Not Applicable

35. Additional terms:	For the purposes of this issue of Notes the first sentence of Condition 6(h) shall be deemed amended to read as follows: “If any date for payment in respect of any Note, Receipt or Coupon is not a business day, the holder shall not be entitled to payment until the next following business day (unless it would thereby fall into the next calendar month, in which event such date shall be brought forward to the immediately preceding business day) nor to any interest or other sum in respect of any such postponed payment.”

36. Governing law:	New York

DISTRIBUTION

37. (i) If syndicated, names and addresses of Managers and underwriting commitments:	Citigroup Global Markets Limited	U.S.$480,000,000
	J.P. Morgan Securities plc	U.S.$480,000,000
	Merrill Lynch International	U.S.$480,000,000
	The Toronto-Dominion Bank	U.S.$480,000,000

BNP PARIBAS

CastleOak Securities, L.P.

Crédit Agricole Corporate and Investment Bank

Deutsche Bank AG, London Branch

Morgan Stanley & Co. International plc

RBC Capital Markets, LLC

Standard Chartered Bank

U.S.$10,000,000 U.S.$10,000,000 U.S.$10,000,000 U.S.$10,000,000 U.S.$10,000,000 U.S.$10,000,000 U.S.$10,000,000
	UBS AG London Branch	U.S.$10,000,000

c/o The Toronto-Dominion Bank 60 Threadneedle Street, London EC2R 8AP, United Kingdom. Tel: +44 20 7628 2262 Email: TransactionAdvisoryGroup@tdsecurities.com Attn: Head of Syndicate & Origination

(ii) Date of Terms Agreement:	June 25, 2025

(iii) Stabilizing Manager(s) (if any):	Not Applicable

38. If non-syndicated, name and address of Dealer:	Not Applicable

39. Total commission and concession:	0.125 per cent. of the Aggregate Nominal Amount

40. Additional selling restrictions:	Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the Securities and Futures Act (Chapter 289 of Singapore) (the SFA), the Issuer has determined, and hereby notifies all relevant persons (as defined in section 309A of the SFA) that the MTNs are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

RESPONSIBILITY

The Corporation accepts responsibility for the information contained in this Final Terms.

Signed on behalf of the Corporation:

By:	/s/ Keshav Gaur
Duly authorized

PART B – OTHER INFORMATION

1.	LISTING

(i) Listing:	London; Luxembourg

(ii) Admission to trading:

Application will be made for the Notes to be admitted to the Official List of the Financial Conduct Authority and to trading on the London Stock Exchange plc’s Regulated Market with effect on or around June 30, 2025.

Application has been made for the Notes to be admitted

to trading on the regulated market of the Luxembourg

Stock Exchange with effect from June 30, 2025.

2.	RATINGS

Ratings:	The Notes to be issued are expected to be rated:

Standard & Poor’s Financial Services LLC: AAA Moody’s Investors Service, Inc.: Aaa

3.	USE OF PROCEEDS

As specified in the Prospectus.

4.	INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in “Plan of Distribution” in the Prospectus and save for the fees of the Dealers, so far as the Corporation is aware, no person involved in the offer of the Notes has an interest material to the offer. The Dealers and their affiliates have engaged, and may in the future engage, in investment banking and/or commercial banking transactions with, and may perform other services for, the Issuer and its affiliates in the ordinary course of business.

5.	OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	No

ISIN Code:	US45950VUS32

Common Code:	310722782

CUSIP:	45950VUS3

Any clearing system(s) other than Euroclear Bank SA/NV, Clearstream Banking S.A. and The Depository Trust Company and the relevant identification number(s):	Not Applicable

Delivery:	Delivery against payment

Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

6.	GENERAL

Applicable TEFRA exemption:	Not Applicable

Exhibit D

EXECUTION VERSION

TERMS AGREEMENT NO. 2754 UNDER

THE STANDARD PROVISIONS

June 25, 2025

International Finance Corporation

2121 Pennsylvania Avenue, N.W.

Washington, D.C. 20433

1

The undersigned agree to purchase from you (the “Corporation”) the Corporation’s U.S.$2,000,000,000 3.875 per cent. Notes due July 2, 2030 (the “Notes”) described in the Final Terms, dated as of the date hereof in the form of Annex I hereto (the “Final Terms”) at 9:00 a.m. New York City time on June 30, 2025 (the “Settlement Date”) at an aggregate purchase price of U.S.$1,988,860,000 (which is 99.443% of the aggregate nominal amount of the Notes) on the terms set forth herein and in the Standard Provisions, dated as of October 11, 2021 (as amended from time to time, the “Standard Provisions”), incorporated herein by reference. In so purchasing the Notes, each of the undersigned understands and agrees that it is not acting as an agent of the Corporation in the sale of the Notes.

2

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein, the term “Time of Sale” refers to June 24, 2025, 3:01 p.m. London time and the term “Dealers” refers to the undersigned. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

3

The Corporation represents and warrants to the undersigned that the representations, warranties and agreements of the Corporation set forth in Clause 2 of the Standard Provisions (with the term “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof. The Corporation has not committed or earmarked the proceeds of the Notes for lending to, or financing activities with, a specific person or organization.

4

The obligation of each of the undersigned to purchase Notes hereunder is subject to the accuracy, on the date hereof and on the Settlement Date, of the Corporation’s representations and warranties contained in Clause 2 of the Standard Provisions and to the Corporation’s performance and observance of all applicable covenants and agreements contained therein, in each case with respect to the Notes. The obligation of each of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of an officer’s certificate of the Corporation substantially in the form referred to in Clause 6(a) of the Standard Provisions, dated as of the Settlement Date.

5

The Corporation agrees that it will issue the Notes and each of the undersigned severally and not jointly agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 99.568 per cent. less a combined management and underwriting fee and selling concession of 0.125 per cent. of the nominal amount of the Notes.

The respective nominal amounts of the Notes that each of the undersigned commits to underwrite are set forth opposite their names below in Schedule I hereto. The combined management and underwriting fee and selling concession shall be split among the undersigned in proportion to the underwriting commitments set out in Schedule I hereto.

6	The purchase price specified above will be paid by The Toronto-Dominion Bank on behalf of the Dealers by wire transfer in same-day funds to the Corporation for value on the Settlement Date.

7

The Corporation hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement relates. Each of the undersigned accepts such appointment, whereupon it shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received.

8

In consideration of the Corporation appointing each of the undersigned as a Dealer under the Standard Provisions solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Corporation and each of the other Dealers that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions; provided, however, that Citigroup Global Markets Limited, J.P. Morgan Securities plc, Merrill Lynch International, and The Toronto-Dominion Bank shall pay the costs and expenses pursuant to Section 4.7 of the Standard Provisions on behalf of the Dealers.

9

Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Corporation and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of each of the undersigned which have arisen prior to such termination.

10	For purposes hereof, the notice details of each of the undersigned are set out in Schedule II hereto.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Clause 10 of the Standard Provisions.

11

If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Agreement, Dealers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the nominal amount of the Notes for which the non-defaulting Dealers were originally committed; provided, however, that if the aggregate nominal amount of Notes as to which such default occurred exceeds 16.667% of the principal amount of the Notes, the non-defaulting Dealers shall be entitled to terminate this Agreement without any liability on the part of any non-defaulting Dealers. Nothing herein will relieve a defaulting Dealer from liability for its default.

2

12

Solely for the purposes of the requirements of 3.2.7R of the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) regarding the mutual responsibilities of manufacturers under the UK MiFIR Product Governance Rules:

i.

each of Citigroup Global Markets Limited, J.P. Morgan Securities plc, Merrill Lynch International, and The Toronto-Dominion Bank (each a “UK Manufacturer” and together the “UK Manufacturers”) acknowledges to each other UK Manufacturer that it understands the responsibilities conferred upon it under the UK MiFIR Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Final Terms and announcements in connection with the Notes; and

ii.

the Corporation notes the application of the UK MiFIR Product Governance Rules and acknowledges the target market and distribution channels identified as applying to the Notes by the UK Manufacturers and the related information set out in the Final Terms and announcements in connection with the Notes.

13	This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

14

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

3

CONFIRMED AND ACCEPTED, AS OF THE date first written above:

INTERNATIONAL FINANCE CORPORATION

By:	/s/ Keshav Gaur
Name: Keshav Gaur
Title: Director

CITIGROUP GLOBAL MARKETS LIMITED

By:	/s/ Noor Mallan
Name: Noor Mallan
Title: Vice President

J.P. MORGAN SECURITIES PLC

By:	/s/ Asia Khan
Name: Asia Khan
Title: Vice President

MERRILL LYNCH INTERNATIONAL

By:	/s/ Kamini Sumra
Name: Kamini Sumra
Title: Authorised Signatory

THE TORONTO-DOMINION BANK

Bye:	/s/ Frances Watson
Name: Frances Watson
Title: Managing Director, Transaction Advisory

BNP PARIBAS

By:	/s/ Salma Guerich
Name: Salma Guerich
Title: DCM SSA Originator

By:	/s/ Benjamin De Forton
Name: Benjamin De Forton
Title: DCM SSA Originator

CASTLEOAK SECURITIES, L.P.

By:	/s/ Itai Benosh
Name: Itai Benosh
Title: Managing Director

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK

By:	/s/ Franck Hergault
Name: Franck Hergault
Title: Managing Director

By:	/s/ Veronique Diet Offner
Name: Veronique Diet Offner
Title: Co-Head DCM Solutions & Advisory

DEUTSCHE BANK AG, LONDON BRANCH

By:	/s/ Achim Linsenmaier
Name: Achim Linsenmaier
Title: Managing Director

By:	/s/ Neal Ganatra
Name: Neal Ganatra
Title: Managing Director

MORGAN STANLEY & CO. INTERNATIONAL PLC

By:	/s/ Andrea Hutchinson
Name: Andrea Hutchinson
Title: Authorized Signatory

RBC CAPITAL MARKETS, LLC

By:	/s/ Jigme Shinsar
Name: Jigme Shinsar
Title: Managing Director

STANDARD CHARTERED BANK

By:	/s/ Salman Ansari
Name: Salman Ansari
Title: Global Head, Capital Markets

UBS AG LONDON BRANCH

By:	/s/ Perry Ward
Name: Perry Ward
Title: Director

By:	/s/ Olivia Singh
Name: Olivia Singh
Title: Director

SCHEDULE I

Dealer	Nominal Amount of Notes
Citigroup Global Markets Limited	U.S.$	480,000,000
J.P. Morgan Securities plc	U.S.$	480,000,000
Merrill Lynch International	U.S.$	480,000,000
The Toronto-Dominion Bank	U.S.$	480,000,000
BNP PARIBAS	U.S.$	10,000,000
CastleOak Securities, L.P.	U.S.$	10,000,000
Credit Agricole Corporate and Investment Bank	U.S.$	10,000,000
Deutsche Bank AG, London Branch	U.S.$	10,000,000
Morgan Stanley & Co. International plc	U.S.$	10,000,000
RBC Capital Markets, LLC	U.S.$	10,000,000
Standard Chartered Bank	U.S.$	10,000,000
UBS AG London Branch	U.S.$	10,000,000
Total:	U.S.$	2,000,000,000

SCHEDULE II

Notice Details of the Dealers:

The Toronto-Dominion Bank

60 Threadneedle Street,

London EC2R 8AP,

United Kingdom.

Tel: +44 20 7628 2262

Email: TransactionAdvisoryGroup@tdsecurities.com

Attn: Head of Syndicate & Origination